                                                                 EXHIBIT (b)(1)

                               [LOGO OF ARVEST]


August 23, 2001



National Home Centers, Inc.
ATTN: Robert Storment, CPA
P.O. Box 789
Springdale, AR 72765


Dear Robert:

     I am very happy to send you this letter as a final commitment on the loan request for Dwain and Glenda Newman and National Home Centers, Inc. We have obtained final approval for a loan of up to $8,500,000 secured by real estate with proceeds to be used to fund the purchase of the common stock of National Home Centers acquired through the tender offer made by Mr. Newman.

     The terms of this loan will be monthly Principal and interest payments due based on a fifteen year amortization with an interest rate of Wall Street Journal prime plus 1/2 percentage point (7%).

     Thank you very much for allowing Arvest Bank, Fayetteville to serve your banking needs. We look forward to finalizing this process in the very near future. Please give me a call once the final loan amount has been determined, and we will schedule a closing date at that point. Again, thanks for the business, and please feel free to call me at (501) 973-4179 if you have any questions or comments regarding this loan request.


Sincerely,

/s/ LOREN SHACKELFORD
Loren Shackelford
Senior Vice President, Area Loan Manager